                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 2054

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

    Form 10-K    Form 20-F    Form 11-K  X  Form 10-Q     Form N-SAR
---           ---         ---           ---           ---


                       Commission file number 0-23812
                                             --------

                  THE QUANTUM GROUP, INC. AND SUBSIDIARIES
                  ----------------------------------------
                          Full Name of Registrant

                                    N/A
                                -----------
                         Former Name of Registrant


             Park Irvine Center, 14771 Myford Road, Building B
          -------------------------------------------------------
         Address of Principal Executive Offices (Street and Number)

                          Tustin, California 92780
                         --------------------------
                          City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)
----------------------------------
If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

      (a) The reasons described in reasonable detail in Part III of this
------    form could not eliminated without unreasonable effort of expense;

   X  (b) The subject annual report, semi-annual report, transition report
------ on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statements or other exhibit required by Rule
------    12b-25 (c) has been attached if applicable.


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PART III - NARRATIVE
--------------------

The Company was delayed in compiling certain financial information necessary for it to complete its financial statements for the quarter ended March 31, 2000. This delay could not be avoided without unreasonable effort or expense. The Company expects to complete the financial statements and file its annual report on Form 10QSB on or before May 20, 2000.

The Company has filed all other reports required since reporting requirements were instituted.


PART IV - OTHER INFORMATION
---------------------------

Name and telephone number of person to contact in regard to this notification.

   Keith Fryer        (714)          508-1470
 --------------     ----------     ----------------
 (Name)           (Area Code)    (Telephone Number)


                     THE QUANTUM GROUP, INC., AND SUBSIDIARIES
                  ---------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date: May 16, 2000           The Quantum Group, Inc., and Subsidiaries

                               By:/S/ Ehrenfried Liebich
                               -----------------------------------
                               Ehrenfried  Liebich
                               President